Hashdex

Nasdaq | Indexes

NCIQ

Investment Case: Hashdex Nasdaq Crypto Index US ETF (NCIQ)

Hashdex Nasdaq Crypto Index US ETF (NCIQ)

The Hashdex Nasdaq Crypto Index US ETF provides market-cap weighted exposure to bitcoin (BTC) and ether (ETH) through a regulated exchange-traded product. The fund invests directly in bitcoin and ether and trades under "NCIQ." Its benchmark, the Nasdaq Crypto US Settlement Price™ Index, has a rules-based methodology that may include more assets in the future[1]

Access to the crypto market

NCIQ provides investors with price exposure to bitcoin and ether without the complexities of self custody or the costs of directly trading these assets. BTC is the unit of account on the Bitcoin network, an open-source, decentralized computer network that allows the direct transfer of value between users. ETH is the native token that incentivizes participation on the Ethereum network, which enables developers to build decentralized applications on a global scale.

Why the Hashdex Nasdaq Crypto Index US ETF?

Rules-based selection. Nasdaq's experience as an innovative global benchmark provider underpins a robust and dynamic index methodology that includes strict criteria for asset inclusion while prioritizing regulatory compliance and oversight.

Diversified exposure. Diversification is a time-tested approach that can improve long-term investment outcomes.[2] Exposure to crypto assets with distinct functionalities and performance drivers helps capture the market's evolution over time.

Passive approach. Picking individual investments is hard. A passive allocation to an index-based product can be an alternative way to gain price exposure to more than one asset. NCIQ allocates to bitcoin and ether based on their evolving market capitalizations.

A bridge to the crypto economy

Hashdex is a global leader in crypto asset management, with over $1.3 billion in AUM and 20 ETPs across the US, Europe, and Latin America.[3] Hashdex was founded in 2018 because crypto investors deserve a specialist firm focused only on digital assets. We are committed to accelerating the crypto ecosystem's development by empowering investors to participate in this potentially transformational opportunity. Learn more at www.hashdex-etfs.com.

About the Nasdaq Crypto Index US

Rigorous.
Reflects a subset of the crypto universe through its robust eligibility and selection criteria.

Adaptable.
The index is market cap-weighted and rebalanced quarterly to reflect market dynamics.

Systematic.
Assets must trade on multiple exchanges, be supported by a vetted custodian, and meet liquidity thresholds.

Oversight.
The index's robust, rules-based methodology is overseen by a governance committee.

Eligibility.
Currently, only bitcoin and ether are eligible for inclusion in the Nasdaq Crypto Index US.

1 The Nasdaq Crypto US Settlement Price™ Index is a daily closing value of the Nasdaq Crypto US™ Index.
2 Diversification does not eliminate the risk of experiencing investment loss.
3 As of January 6, 2025

Legal Disclaimer

The issuer has filed a registration statement (fund prospectus hyperlink) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has led with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling (917) 525-5635.

Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not regulated under the 1940 Act.

An investment in any investment vehicle and cryptoassets is highly speculative and is not intended as a complete investment program. It is designed only for persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicle will achieve its investment objective or return any capital. No guarantee or representation is made that Hashdex's investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex s investment methodology or that investing any of the protocols or tokens listed in the Information may be considered "conservative," "safe," "risk free," or "risk averse."

The Hashdex Nasdaq Crypto Index US ETF ("Fund") currently holds only bitcoin and ether. Because the Fund's investment objective is to track daily changes in the price of the Nasdaq Crypto US Settlement Price™ Index (NCIUSS) ("Index"), less expenses and liabilities of the Trust. Changes in the price of the Shares may vary from changes in the spot price of bitcoin and ether. **An investment in the Fund involves significant risks and you could incur a partial or total loss of your investment in the Fund.**

Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the "Risk Factors" section of the Prospectus.

Fund Risks

The Index is new and has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by Nasdaq for a period of time or at all.

Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Adverse legislative or regulatory developments could significantly harm the Fund.

The market for crypto-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund's small asset base, certain of the Fund's expenses and its portfolio transaction costs may be higher than those of a Fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors. Crypto assets represent a new and rapidly evolving industry. The value of the Fund depends, among other things, on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto asset. Crypto asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related crypto asset. Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such assets.

Liquidity Risk. The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund's NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors' investments at the time of disposition of Shares.

The Fund is new and has a limited operating history.

U.S. Bancorp Fund Services, LLC (d/b/a U.S. Bank Global Fund Services) is the “Administrator” and Paralel Distributors LLC is the “Marketing Agent” of NCIQ. The Administrator, the Marketing Agent, and Hashdex Asset Management Ltd. are unaffiliated.

Nasdaq Disclaimer

Nasdaq® is a registered trademark of Nasdaq, Inc. Corporations make no representation or warranty, whether express or implied, to the owners of the Fund(s) or any member of the public regarding the suitability of investing in securities in general or in the Fund(s) in particular, or the ability of the Hashdex Nasdaq Crypto US Index to track overall market performance. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular digital asset or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any digital asset or any representation about the financial condition of a digital asset. Statements regarding Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate assets before investing. ADVICE FROM A FINANCIAL PROFESSIONAL IS STRONGLY ADVISED. Please find further information in the following **LINK.**

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